       FLASH REPORT FOR THE QUARTER ENDED DECEMBER 31, 2001 (CONSOLIDATED)
            (Based on Accounting Principles Generally Accepted in the
                            United States of America)


Mitsui & Co., Ltd. and Subsidiaries


Inquiries:  Yuji Takagi, General Manager, Corporate Communications Division
            Motonori Murakami, General Manager, General Accounting Division



CONSOLIDATED OPERATING RESULTS THROUGH THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2002
(from April 1, 2001 to December 31, 2001)                                    (Reference)    (Reference)
--------------------------------------------------------------------------   -------------- ---------------------------------------
                                                                                                 FORECAST OF
                                                                                            CONSOLIDATED OPERATING
                                                                                            RESULTS FOR THE FISCAL
                                                                                              YEAR ENDING MARCH 31,    ACHIEVEMENT
                                  THREE MONTHS ENDED    NINE MONTHS ENDED                    2002 ANNOUNCED AT THE    RATIO THROUGH
                                    DEC. 31, 2001          DEC. 31, 2001      YEAR ENDED       TIME OF SEMI-ANNUAL      THE THIRD
                                      (UNAUDITED)           (UNAUDITED)     MARCH 31, 2001      EARNINGS RELEASE         QUARTER
                                  ------------------    ----------------- ----------------- -----------------------   -------------
                                  (millions of yen)     (millions of yen) (millions of yen)    (millions of yen)            %

Total trading transactions             3,068,388            9,411,279          13,048,219          13,000,000             72.4
-----------------------------------------------------------------------------------------------------------------------------------
Revenue -- Gross trading profit          138,927              412,404             572,137             560,000             73.6
Income before income taxes,
  minority interests and
  equity in earnings                      11,631               54,392              79,625              85,000             64.0
Net income                                15,185               38,603              51,588              55,000             70.2
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                           6,585,382                                6,710,107
Shareholders' equity                     830,213                                  834,427
Shareholders' equity ratio                  12.6%                                    12.4%
Net interest-bearing debt
  (after deduction of cash
  and cash equivalents)                2,706,666                                2,679,232
Debt to Equity ratio (net)                  3.26                                     3.21
Current ratio                              127.1%                                   132.9%
-----------------------------------------------------------------------------------------------------------------------------------

The Company began to disclose consolidated quarterly figures from the April-June quarter 2001


A CAUTIONARY NOTE ON THE FORWARD-LOOKING STATEMENTS:

This Flash Report contains statements regarding Mitsui's views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui's management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions,
(iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

                        STATEMENTS OF CONSOLIDATED INCOME



(MILLIONS OF YEN)                                                                                                    (REFERENCE)
--------------------------------------------------------------------------------------------------------------      --------------
                                                                  THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                   DECEMBER 31, 2001       DECEMBER 31, 2001         YEAR ENDED
                                                                      (UNAUDITED)             (UNAUDITED)           MARCH 31, 2001
--------------------------------------------------------------------------------------------------------------      --------------
    TOTAL TRADING TRANSACTIONS                                        3,068,388               9,411,279            13,048,219
                                                                     ----------              ----------           -----------
    REVENUE - GROSS TRADING PROFIT                                      138,927                 412,404               572,137
       (Revenue Gross Trading Profit Ratio)                               (4.53)%                 (4.38)%               (4.38)%
    EXPENSES AND OTHER:
           Selling, general and administrative                          113,049                 339,000               472,826
           Provision for doubtful receivables                             5,618                   9,835                44,180
           Interest expense, net of interest income                       3,303                  11,517                22,143
           Dividend income                                               (3,568)                (14,366)              (15,896)
           Gain on sales of securities - net                             (5,216)                (25,703)             (108,567)
           Loss on the write-down of securities                          16,949                  40,145                33,245
           Loss on property and equipment - net                             778                   1,981                37,437
           Other (income) expense - net                                  (3,617)                 (4,397)                7,144
                                                                     ----------              ----------           -----------
                             Total                                      127,296                 358,012               492,512
                                                                     ----------              ----------           -----------
    INCOME BEFORE INCOME TAXES, MINORITY INTERESTS
      AND EQUITY IN EARNINGS                                             11,631                  54,392                79,625
    INCOME TAXES                                                          7,033                  29,716                32,654
                                                                     ----------              ----------           -----------

    INCOME BEFORE MINORITY INTERESTS AND EQUITY IN EARNINGS               4,598                  24,676                46,971

    MINORITY INTERESTS IN LOSSES (EARNINGS) OF SUBSIDIARIES                  68                    (178)               (2,045)

    EQUITY IN EARNINGS OF ASSOCIATED COMPANIES - NET
      (AFTER INCOME TAX EFFECT)                                          10,519                  14,105                 6,662
                                                                     ----------              ----------           -----------
    NET INCOME                                                           15,185                  38,603                51,588
                                                                     ----------              ----------           -----------

    SUMMARY OF CHANGES IN EQUITY FROM NONOWNER SOURCES
      (COMPREHENSIVE INCOME (LOSS)):

    Net income                                                           15,185                  38,603                51,588
                                                                     ----------              ----------           -----------
    Other comprehensive income (loss) (after income tax
     effect):
           Unrealized holding losses on available-for-sale
             securities                                                  (4,312)                (42,697)              (19,520)
                                                                     ----------              ----------           -----------
           Foreign currency translation and other adjustments           (17,474)                 12,644                19,176
                                                                     ----------              ----------           -----------
           Changes in equity from nonowner sources                       (6,601)                  8,550                51,244
                                                                     ----------              ----------           -----------

                      CONDENSED CONSOLIDATED BALANCE SHEETS


(millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                   DECEMBER 31, 2001                                 INCREASE/
                                                                       (UNAUDITED)          MARCH 31, 2001           (DECREASE)
---------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
           Cash and marketable securities                                 763,933                 809,678               (45,745)
           Trade receivables, less allowance for doubtful
            receivables                                                 2,206,718               2,424,347              (217,629)
           Inventories                                                    454,804                 487,911               (33,107)
           Other current assets                                           336,579                 259,162                77,417
                                                                        ---------               ---------              --------
                 Total current assets                                   3,762,034               3,981,098              (219,064)
                                                                        ---------               ---------              --------
Investments and Non-current Receivables:
           Investments                                                  1,235,593               1,247,793               (12,200)
           Non-current trade receivables, less
             allowance for doubtful receivables                           875,223                 773,429               101,794
                                                                        ---------               ---------              --------
           Total investments and other non-current receivables          2,110,816               2,021,222                89,594
                                                                        ---------               ---------              --------
PROPERTY AND EQUIPMENT, LESS ACCUMULATED
  DEPRECIATION                                                            637,957                 633,241                 4,716
                                                                        ---------               ---------              --------
MISCELLANEOUS ASSETS                                                       74,575                  74,546                    29
                                                                        ---------               ---------              --------
                 TOTAL                                                  6,585,382               6,710,107              (124,725)
                                                                        =========               =========              ========


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

           Short-term borrowings and current maturities of
            long-term debt                                                947,460                 878,002                69,458
           Trade payables                                               1,685,215               1,820,187              (134,972)
           Other current liabilities                                      326,472                 298,365                28,107
                                                                        ---------               ---------              --------
                 Total current liabilities                              2,959,147               2,996,554               (37,407)
                                                                        ---------               ---------              --------
LONG-TERM DEBT, LESS CURRENT MATURITIES                                 2,660,850               2,708,608               (47,758)
                                                                        ---------               ---------              --------
OTHER LIABILITIES                                                         135,172                 170,518               (35,346)
                                                                        ---------               ---------              --------
SHAREHOLDERS' EQUITY:
           Common stock                                                   192,487                 192,487                     0
           Capital surplus                                                287,756                 287,756                     0
           Retained earnings:
             Appropriated for legal reserve                                35,514                  34,341                 1,173
             Unappropriated                                               462,214                 437,548                24,666

             Accumulated other comprehensive income (loss):
             Unrealized holding gains and losses on available-
               for-sale securities                                         53,109                  95,806               (42,697)
             Foreign currency translation and other adjustments          (200,867)               (213,511)               12,644
                                                                        ---------               ---------              --------
                 Total shareholders' equity                               830,213                 834,427                (4,214)
                                                                        ---------               ---------              --------
                 TOTAL                                                  6,585,382               6,710,107              (124,725)
                                                                        =========               =========              ========

                          OPERATING SEGMENT INFORMATION


Three Months Ended December 31, 2001 (from October 1, 2001 to December 31, 2001) (Unaudited)
(millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                             ELECTRONICS &                            CONSUMER   DOMESTIC BRANCHES
                                    METALS     MACHINERY     INFORMATION    CHEMICALS      ENERGY     PRODUCTS       AND OFFICES
                                    ------     ---------     -------------  ---------      ------     --------   -----------------
Total trading transactions:
     External customers             385,306      458,778          88,221       239,064      553,446     514,506       414,859
     Intersegment                    91,248       24,673          24,899        77,606       22,895      37,612        70,073
                                    -------    ---------         -------       -------      -------     -------       -------
                     Total          476,554      483,451         113,120       316,670      576,341     552,118       484,932
                                    =======    =========         =======       =======      =======     =======       =======
Revenue-Gross trading profit         19,913       16,794          10,933        12,107       11,427      30,368        11,781
                                    =======    =========         =======       =======      =======     =======       =======
Operating income (loss)               6,624          309             802         2,068        4,734       4,553         2,347
                                    =======    =========         =======       =======      =======     =======       =======
Net income (loss)                     5,836          891           3,824           (29)       7,347       2,811         1,583
                                    =======    =========         =======       =======      =======     =======       =======
Total assets at December 31, 2001   890,858    1,131,024         275,580       508,101      418,187     984,872       595,189
                                    =======    =========         =======       =======      =======     =======       =======

                                                                           ELIMINATIONS
                                                           OTHER OVERSEAS      AND      CONSOLIDATED
                                    AMERICAS     EUROPE         AREAS       CORPORATE      TOTAL
                                    ------     ---------   --------------  ------------ ------------
Total trading transactions
     External customers             165,076       85,086         152,983        11,063    3,068,388
     Intersegment                   125,369       50,540         206,565      (731,480)          --
                                    -------      -------         -------      --------    ---------
                     Total          290,445      135,626         359,548      (720,417)   3,068,388
                                    =======      =======         =======      ========    =========
Revenue-Gross trading profit         11,200        5,113           4,871         4,420      138,927
                                    =======      =======         =======      ========    =========
Operating income (loss)               2,594        1,085          (1,235)       (3,621)      20,260
                                    =======      =======         =======      ========    =========
Net income (loss)                     1,565          815             917       (10,375)      15,185
                                    =======      =======         =======      ========    =========
Total assets at December 31, 2001   370,129      192,721         223,127       995,594    6,585,382
                                    =======      =======         =======      ========    =========

Nine Months Ended December 31, 2001 (from April 1, 2001 to December 31, 2001) (Unaudited)
(millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                          ELECTRONICS &                               CONSUMER   DOMESTIC BRANCHES
                                  METALS    MACHINERY     INFORMATION       CHEMICALS       ENERGY     PRODUCTS      AND OFFICES
                                  ------    ---------     -------------     ---------       ------    ---------  -----------------
Total trading transactions:
     External customers          1,132,929   1,430,137       280,891          761,842       1,795,006   1,483,536     1,234,212
     Intersegment                  216,535      83,370        41,849          211,942          68,997     112,168       215,815
                                 ---------   ---------       -------          -------       ---------   ---------     ---------
                     Total       1,349,464   1,513,507       322,740          973,784       1,864,003   1,595,704     1,450,027
                                 =========   =========       =======          =======       =========   =========     =========
Revenue-Gross trading profit        53,697      48,659        33,083           40,081          39,474      87,011        35,787
                                 =========   =========       =======          =======       =========   =========     =========
Operating income (loss)             16,771       2,066         5,355            8,764          15,619       4,361         6,702
                                 =========   =========       =======          =======       =========   =========     =========
Net income (loss)                    9,309         227         6,929             (564)         23,753       2,794         4,463
                                 =========   =========       =======          =======       =========   =========     =========
                                                                           ELIMINATIONS
                                                         OTHER OVERSEAS         AND        CONSOLIDATED
                                  AMERICAS     EUROPE         AREAS          CORPORATE        TOTAL
                                  --------     ------    --------------   ---------------  ------------
Total trading transactions:
     External customers            530,281     313,918       426,478           22,049       9,411,279
     Intersegment                  383,218     133,784       623,954       (2,091,632)             --
                                   -------     -------     ---------       ----------       ---------
                     Total         913,499     447,702     1,050,432       (2,069,583)      9,411,279
                                   =======     =======     =========       ==========       =========
Revenue-Gross trading profit        33,866      14,471        15,132           11,143         412,404
                                   =======     =======     =========       ==========       =========
Operating income (loss)              8,095       2,827        (3,737)          (3,254)         63,569
                                   =======     =======     =========       ==========       =========
Net income (loss)                    4,570       2,112         3,302          (18,292)         38,603
                                   =======     =======     =========       ==========       =========

NOTE: Operating income reflects the companies' a) revenue - gross trading profit, b) selling, general and administrative expenses, and c) provision for doubtful receivables.